SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                                FORM 10-Q

( X )     QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2000

     Note: Pursuant to Rule 12b-25, Part I, Items 1 and 2 are omitted in this Form 10-Q
                                  OR

(    )     Transition Report Pursuant to Section 13 or 15(d) of the
           Securities Exchange Act of 1934

For the transition period from    N/A     to

Commission File Number 2-70145

               SOUTH TEXAS DRILLING & EXPLORATION, INC.
        (Exact name of registrant as specified in its charter)

        TEXAS                                       74-2088619
       (State or other jurisdiction                (I.R.S. Employer
        of incorporation or organization)           Identification Number)

  9310 Broadway, Bldg. 1, San Antonio, Texas        78217
 (Address of principal executive offices)          (Zip Code)

                             210-828-7689
         (Registrant's telephone number, including area code)

__________________________________________________________________________
(Former name, address and former fiscal year, if changed since last report)

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                         Yes   X   No ___

           APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY
              PROCEEDINGS DURING THE PRECEDING FIVE YEARS:

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15 (d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

  N/A

     APPLICABLE ONLY TO CORPORATE USERS:

     Indicate the number of shares outstanding of each of the issuer's classes of common stock as of the latest practicable date.

          Class                      Outstanding at August 7, 2000
   Common Stock, $.10 per value              10,952,845

     SOUTH TEXAS DRILLING & EXPLORATION, INC. AND SUBSIDIARIES

                   PART II.  OTHER INFORMATION

ITEM 4.     SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     On August 30, 2000, the annual meeting of the shareholders of the Company was held. At that meeting, Michael E. Little, William D. Hibbetts, Richard Phillips, Wm. Stacy Locke and William H. White were elected to board of directors of the Company. The Company has no other directors except for those mentioned above. The following matters were submitted to the shareholders of the Company for their approval:

    1.    Election of Directors:

          Michael E. Little. 10,020,166 votes were cast for and 30,425 votes were withheld, 3,400 votes were abstentions and -0- votes were broker non-votes.

          William D. Hibbetts. 10,020,166 votes were cast for and 30,425 votes were withheld, 3,400 votes were abstentions and -0- votes were broker non-votes.

          Richard Phillips. 10,020,166 votes were cast for and 30,425 votes were withheld, 3,400 votes were abstentions and -0- votes were broker non-votes.

          Wm. Stacy Locke. 10,020,166 votes were cast for and 30,425 votes were withheld, 3,400 votes were abstentions and -0- votes were broker non-votes.

          William H. White. 10,020,166 votes were cast for and 30,425 votes were withheld, 3,400 votes were abstentions and -0- votes were broker non-votes.

     2.   Increase to the number of authorized shares.

          The shareholders voted to increase the number of authorized shares of its $0.10 par value common stock from 15 million to 30 million. 10,001,805 votes were cast for the matter and 43,310 were cast against the matter. 5,475 votes were withheld, -0- votes were abstentions and -0-votes were broker non-votes.

     3.    Adoption of the 1999 Stock Plan.

          The shareholders voted to approve the adoption of the 1999
Stock Plan by the board of directors on December 13, 1999. 7,829,845 votes were cast for the matter and 72,425 were cast against the matter. 5,475 votes were withheld, -0- votes were abstentions and -0- votes were broker non-votes.

ITEM 6.     EXHIBITS AND REPORTS ON FORM 8-K

     (a)    Exhibits.

            No.     Document

            3.1 Articles of Amendment to Articles of Incorporation of South Texas Drilling & Exploration, Inc.

      The following Exhibits filed with the Company's report on Form 8-K described in (b) below are hereby incorporated by reference:

            No.     Document

            10.1 Stock Purchase Agreement by and among South Texas Drilling & Exploration, Inc., and the shareholders of Pioneer Drilling Co., Inc. dated July 21, 2000.

            10.2    Loan Agreement between South Texas Drilling &
                    Exploration, Inc. and The Frost National Bank.

            10.3 Promissory Note between South Texas Drilling & Exploration, Inc. and The Frost National Bank

            10.4    Loan Agreement between South Texas Drilling &
                    Exploration, Inc. and American Bank, N.A.

            10.5 Promissory Note between South Texas Drilling & Exploration, Inc. and American Bank, N.A.

       (b)     Reports on Form 8-K.

          On September 1, 2000, the Company filed a Current Report on
Form 8-K reporting the acquisition by the Company of all of the issued and outstanding stock of Pioneer Drilling Company, a Texas corporation. On October 31, 2000, the Company filed a Form 8-K/A amending the 8-K filed on September 1, 2000, by adding the Financial Statements required by Item 7 of Form 10-K within the 60 day period allowed by Item 7.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned authority thereunto duly authorized.


                                   SOUTH TEXAS DRILLING &
                                   EXPLORATION, INC.



                                   By: /s/ Michael E. Little
                                       Michael E. Little
                                       Chairman of the Board

Dated: November 14, 2000

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature                  Title                     Date

/s/ Michael E. Little      Chairman, Director and    November 14, 2000
Michael E. Little          Chief Executive Officer

/s/ Wm. Stacy Locke        President and Chief       November 14, 2000
Wm. Stacy Locke            Financial Officer and
                           Director

/s/ Chris F. Parma         Vice President and Chief  November 14, 2000
Chris F. Parma             Accounting Officer




                                EXHIBIT 3.1


                           ARTICLES OF AMENDMENT
                                     TO
                        THE ARTICLES OF INCORPORATION
                                     OF
                   SOUTH TEXAS DRILLING & EXPLORATION, INC.

     Pursuant to the provisions of Article 4.04 of the Texas Business Corporation Act, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

                                 ARTICLE I

     The name of the corporation is SOUTH TEXAS DRILLING & EXPLORATION, INC.

                                 ARTICLE II

     The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on August 30, 2000. The amendment revises Article Four of the original Articles of Incorporation to increase the number of authorized shares of the Corporation's Common Stock from 15,000,000 to 30,000,000. Section 1 of Article Four of the Corporation's Articles of Incorporation is amended to read as follows:

                                "ARTICLE FOUR

     Section 1. Authorized Shares. The aggregate number of shares which the Corporation has authority to issue is 31,000,000 shares divided into: (A) one class of 30,000,000 shares of Common Stock with a par value of $0.10 per share, and (B) one class of 1,000,000 shares of Preferred Stock with a par value of $1.00 per share, which may be divided and issued in series as set forth in this Article Four."

     The balance of the provisions of Article Four as currently on file with the Texas Secretary of State's office remains unchanged.

                                ARTICLE III

     The number of shares of the corporation outstanding at the time of such adoption was 10,952,845 shares of Common Stock, 400,000 shares of Series A Stock and 184,615 shares of Series B Stock, each class of stock having one vote per share, and the aggregate number of shares entitled to vote thereon was 12,675,920.

                                ARTICLE IV

     The above amendment to the Articles of Incorporation was ratified and approved by in excess of sixty-six and two-thirds (66 2/3%) percent of the outstanding shares of the Corporation entitled to vote at a meeting duly called and held on August 30, 2000, at which a quorum of shareholders was represented in person or by proxy and acted throughout.




DATED:  September 8, 2000       SOUTH TEXAS DRILLING & EXPLORATION, INC.

                              By: /s/ Wm. Stacy Locke
                                   Wm. Stacy Locke, President